FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period from April 4, 2006 to May 11, 2006

Commission File Number 000-26854

Metallica Resources Inc.

(Translation of registrant's name into English)

36 Toronto Street, Suite 1000

Toronto, Ontario M5C 2C5  CANADA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         X            Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALLICA RESOURCES INC.

By:	/s/ Bradley J. Blacketor
Name:	Bradley J. Blacketor
Title:	Vice President, Chief Financial Officer and Secretary

Date: May 11, 2006

The following exhibits are filed under this Form 6-K:

EXHIBIT A:	Metallica annual report 2006
EXHIBIT B:	Certificate of confirmation of mailing of December 31, 2005 annual audited financial statements and management's discussion and analysis dated April 6, 2006
EXHIBIT C:	Certificate of confirmation of mailing of annual and special meeting of shareholders' materials dated April 28, 2006
EXHIBIT D:	CEO certification of annual filings dated March 31, 2006
EXHIBIT E:	CFO certification of annual filings dated March 31, 2006
EXHIBIT F:	Notice of Meeting dated April 20, 2006
EXHIBIT G:	Management Information Circular dated April 20, 2006
EXHIBIT H:	Form of Proxy dated May 23, 2006
EXHIBIT I:	Supplemental mailing list annual request form
EXHIBIT J:	Mineral Reserve Update - Cerro San Pedro Project dated May 2, 2006
EXHIBIT K:	Press Release dated April 6, 2006
EXHIBIT L:	Press Release dated April 7, 2006
EXHIBIT M:	Press Release dated April 11, 2006
EXHIBIT N:	Press Release dated April 12, 2006
EXHIBIT O:	Press Release dated April 21, 2006
EXHIBIT P:	Press Release dated May 1, 2006
EXHIBIT Q:	Material Change Report dated April 6, 2006
EXHIBIT R:	Material Change Report dated April 7, 2006
EXHIBIT S:	Material Change Report dated April 11, 2006
EXHIBIT T:	Material Change Report dated April 12, 2006
EXHIBIT U:	Material Change Report dated April 20, 2006
EXHIBIT V:	Material Change Report dated May 1, 2006
EXHIBIT W:	Consent letter dated May 2, 2006
EXHIBIT X:	Shareholder Rights Plan dated April 20, 2006
EXHIBIT Y:	Press Release dated May 11, 2006
EXHIBIT Z:	Financial Statements for the Three Months Ended March 31, 2006
EXHIBIT AA:	Management's Discussion and Analysis for the Three Months Ended March 31, 2006
EXHIBIT BB:	Report to Shareholders for the Three Months Ended March 31, 2006
EXHIBIT CC:	Certification of Interim Filings - CFO
EXHIBIT DD:	Certification of Interim Filings - CEO